UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3) *

PALTALK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69764K106

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69764K106
1. Names of Reporting Persons. Jason Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 570,912
8. Shared Voting Power 0
9. Sole Dispositive Power 570,912
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 570,912

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

Excludes 201,265 shares of the Issuer’s Common Stock held by the spouse of Mr. Katz. Mr. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Mr. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13. Percent of Class Represented by Amount in Row (11) 5.8%(1)
14. Type of Reporting Person (See Instructions) IN

(1)	The percentage is calculated based on 9,792,264 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Paltalk, Inc. (the “Issuer”) outstanding as of October 19, 2021, consisting of (i) 8,239,764 shares of Common Stock as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 10, 2021 plus (ii) 1,552,500 shares of Common Stock issued pursuant to the October Offering (defined below) as disclosed in the Issuer’s Current Report on Form 8-K which was filed by the Issuer with the Commission on October 19, 2021.

CUSIP No. 69764K106
1. Names of Reporting Persons. Judy Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 201,265
8. Shared Voting Power 0
9. Sole Dispositive Power 201,265
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 201,265

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

Excludes 570,912 shares of the Issuer’s Common Stock held by the spouse of Ms. Katz. Ms. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Ms. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13. Percent of Class Represented by Amount in Row (11) 2.1%(1)
14. Type of Reporting Person (See Instructions) IN

(1)	The percentage is calculated based on 9,792,264 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Paltalk, Inc. (the “Issuer”) outstanding as of October 19, 2021, consisting of (i) 8,239,764 shares of Common Stock as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 10, 2021 plus (ii) 1,552,500 shares of Common Stock issued pursuant to the October Offering (defined below) as disclosed in the Issuer’s Current Report on Form 8-K which was filed by the Issuer with the Commission on October 19, 2021.

Explanatory Note

This Amendment No. 3 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 17, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on June 7, 2017 and Amendment No. 2 (the “Second Amendment”) to Schedule 13D filed by the Reporting Persons with the Commission on August 18, 2020 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

On August 2, 2021, the Issuer entered into an underwriting agreement with Maxim Group LLC, as representative of the underwriters (the “Underwriter”), relating to a firm commitment underwritten offering of 1,333,310 shares of the Issuer’s Common Stock (including an over-allotment option granted to the Underwriter to purchase 173,910 shares). The offering was made pursuant to the Issuer’s Registration Statement on Form S-1 (File No. 333-257036), initially filed on June 11, 2021, as amended from time to time, which was declared effective on August 2, 2021 (the “August Offering”). The August Offering, including the full exercise of the over-allotment option, closed on August 5, 2021.

Additionally, on October 14, 2021, the Issuer entered into an underwriting agreement with the Underwriter, relating to a firm commitment underwritten offering of 1,552,500 shares of the Issuer’s Common Stock (including an over-allotment option for the Underwriter to purchase 202,500 shares of Common Stock). The offering was made pursuant to the Issuer’s Registration Statement on Form S-3 (File No. 333-260063) filed on October 5, 2021, which was declared effective on October 14, 2021 (the “October Offering”). A preliminary prospectus supplement was filed with the Commission on October 14, 2021, and a final prospectus supplement was filed with the Commission on October 18, 2021. The October Offering, including the full exercise of the over-allotment option, closed on October 19, 2021.

The August Offering and October Offering resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Second Amendment.

This Amendment is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Persons due to the issuance of additional Common Stock by the Issuer in the August Offering and October Offering.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired their interest in the securities described in Item 5 of this filing in connection with the consummation of the Merger pursuant to the Merger Agreement. On October 7, 2016, the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement. In connection with the Merger, the Reporting Persons received an aggregate of 681,631 shares of Common Stock based on the Reporting Persons’ ownership of common stock of AVM at the time of the Merger, including shares of Common Stock previously held in escrow to secure indemnification obligations following the Merger.

Between November 17, 2017 and August 13, 2020, Mr. Katz expended an aggregate of approximately $249,497 of his personal funds to purchase 69,216 shares of Common Stock in the open market at various purchase prices.

Between August 17, 2020 and August 25, 2021, Mr. Katz expended an aggregate of approximately $33,939 of his personal funds to purchase 17,670 shares of Common Stock in the open market at various purchase prices.

Item 4 of this filing is hereby incorporated by reference into this Item 3.

Item 5. Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons are stated in Items 11 and 13 on the cover pages hereto.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
08/24/2021	Jason Katz	2,900		$3.55	(1)	Open Market Purchase
08/25/2021	Jason Katz	400		$3.55		Open Market Purchase

(1)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $3.53 to $3.55. The Reporting Person undertakes to provide to the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnote (1) to this Item 5(c).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

In connection with the August Offering, Mr. Katz entered into a lock-up agreement (the “August 2021 Lock-up Agreement”) with the Underwriter. Pursuant to the August 2021 Lock-up Agreement, the directors, executive officers and certain significant stockholders of the Issuer agreed not to sell, transfer or otherwise dispose of securities of the Issuer, without the prior written consent of the Underwriter, for a 180-day period, subject to certain limitations therein.

References to and the description of the August 2021 Lock-up Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the August 2021 Lock-up Agreement, which is attached hereto as Exhibit 99.5 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated June 7, 2017, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 7, 2017).
99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016).
99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on October 17, 2016).
99.4	Nonqualified Stock Option Agreement, dated as of April 13, 2017, by and between Snap Interactive, Inc. and Jason Katz (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 7, 2017).
99.5	Form of Lock-Up Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2021

JASON KATZ

/s/ Jason Katz

JUDY KATZ

/s/ Judy Katz